Appendix A

MELLON OPTIMA L/S STRATEGY FUND, LLC

One Boston Place, 024-0081

Boston, Massachusetts 02108

SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE,

DATED APRIL 22, 2016

To the Members of Mellon Optima L/S Strategy Fund, LLC:

This Supplement relates to the Notice of Offer to Purchase originally mailed to you on March 28, 2016 in connection with the offer (the “Offer”) by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) to repurchase units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Fund has decided to extend the Offer until 12:00 midnight, Eastern Time, on Thursday, May 5, 2016, and to increase the amount of Units the Fund is offering to purchase from $50,000,000 to an aggregate of $100,000,000. All of the other terms of the original Offer remain unchanged.

In addition, consistent with the disclosure contained in the Fund’s Confidential Memorandum dated August 2015 and in the Offer, Mellon Hedge Advisors LLC, the Fund’s investment adviser (“MHA”), expects that it will continue to recommend to the Fund’s Board of Directors that the Fund offer to repurchase Units from investors in the Fund twice each year, including an offer to repurchase Units as of December 31, 2016.

All tenders of Units must be received by MHA, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by Thursday, May 5, 2016 in accordance with the instructions provided in the Offer.

If you have any questions, please refer to the Offer to Purchase document, which you previously received and which contains additional important information about the tender offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC